Exhibit (a)(5)(f)

Tony Wood Chief Scientific Officer, R&D GSK #News for #investors and #media Today we’ve announced an agreement to acquire Nuvalent, Inc., a clinical-stage precision oncology company, adding multiple innovative, clinically validated lung cancer candidates to our existing protfolio. Cancer remains one of the most significant and complex health challenges we face. The need for innovation to not deliver next-generation treatments but also improve patients’ quality of life has never been greater. That’s why I’m thrilled about this acquisition, which is fully aligned to our approach of delivering innvoative options based on validated science and umet need. This is a pivotal moment as we look